SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

JOHN J. MAHON
DIRECT LINE: 202.383.0515
E-mail: john.mahon@sutherland.com
October 6, 2014

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel Jeff Long, Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Senior Secured Income Fund, Inc. File Nos. 333-182941 and 811-22725
Dear Mr. Parachkevov:
On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 3, 2014, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the statement of additional information (the “Statement of Additional Information”) included therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Changes to the Registration Statement discussed below are reflected in Post-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”).
Legal Comments

1.	Please confirm that the Fund will not use the Staff’s comment process as a defense in any securities-related litigation initiated against the Fund.

The Fund confirms that it will not use the Staff’s comment process as a defense in any securities-related litigation initiated against the Fund, consistent with the representation it will make

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

in its request for accelerated effectiveness acknowledging the Fund’s responsibility for the disclosure included in the Registration Statement, the Prospectus and the Statement of Additional Information.

2.	Please advise the Staff whether the Fund intends to offer preferred stock or any debt securities in the next twelve months.

Response: The Fund confirms that it has no current intention to offer preferred stock or debt securities in the next twelve months.

3.
Please revise the description of the Fund’s strategy to include a clarification that the Fund’s investments will include below investment grade securities (please also include a parenthetical to define such securities as “junk”).

Response: The Fund has revised the disclosure accordingly.

4.
On the cover page, please revise the disclosure regarding adjustments to the offering price in the event of a material decline in the Fund’s net asset value per share so that it is consistent with the disclosure in the Plan of Distribution section of the Prospectus.

Response: The Fund has revised the disclosure accordingly.

5.	On the bullet point addressing the share repurchase program, please describe what limitations will likely be put on the share repurchase program if it is implemented.

Response: The Fund has revised the disclosure accordingly.

6.	Please advise the Staff whether the Fund publishes a distribution yield in its marketing materials.

Response: The Fund advises the Staff on a supplemental basis that it does include a distribution yield in its marketing materials. The template used for the marketing materials has been reviewed and cleared by FINRA as being consistent with the applicable standards regarding the calculation of the annualized distribution rate.

7.	Please include in the Prospectus a summary of the terms of the order granted to the Fund by the SEC permitting the Fund to co-invest with certain affiliates.

Response: The Fund has revised the disclosure to include the following summary of the conditions included in the order granted by the SEC:

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees.

8.	In the disclosure regarding the advisory fees, please add the word “fixed” before “preferred return” to clarify that the preferred return will be a fixed rate.

Response: The Fund has revised the disclosure accordingly.

9.
With regard the Administration Agreement, please advise the Staff in the Fund’s response letter how allocations are made among entities receiving services from the Fund’s administrator and whether the Fund’s board of directors reviews such allocations.

Response: The Fund advises the Staff that after Prospect Administration LLC (“Prospect Administration”) identifies those whole and partial portions of its internal and external costs and expenses incurred by it to provide administrative services to the Fund (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration allocates to the Fund all such costs and expenses not previously reimbursed to Prospect Administration by the Fund. The Fund’s payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by the Fund’s Board of Directors, which oversees the allocation of the foregoing costs and expenses.

10.
The Staff notes that the first instance of the disclosure regarding the rescission risk to the Fund is on page 37 of the Prospectus. Please add disclosure of this risk to an earlier point in the document.

Response: Disclosure about the rescission risk has been added to the front of the prospectus to a new section headed “Recent Events”.

11.
Please disclose what plans the Fund has for managing the rescission risk including (a) whether the Fund plans to engage in a rescission offer, (b) whether the Fund plans to defend any claims for rescission brought by shareholders, (c) what the anticipated issues surrounding the litigation would be including the statute of limitations for such claims, and (d) the potential losses the Fund would suffer should the shareholders prevail on their claims.

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

Please additionally disclose that any losses suffered by the Fund as a result of litigation will be borne by the shareholders.

Response: The Fund has revised the disclosure to include the following:

We do not intend to conduct a rescission offer with respect to the purchase of securities during the Applicable Period. In the event that there are any stockholder claims for rescission, we plan to vigorously defend such claims because we do not believe a right to rescission exists given that all stockholders who purchased our shares during the Applicable Period were provided with all information required to make an investment decision. During the Applicable Period, 695,952 shares of Class R common stock and 7,319 shares of Class I common stock were sold for gross proceeds of $10.5 million. Accordingly, the Fund’s maximum exposure to claims for rescission is to repay the $10.5 million of gross proceeds referred to in the immediately preceding sentence, plus any expenses incurred in any litigation. Any losses suffered as a result of any successful rescission claims will be borne by the Fund and, ultimately, its remaining stockholders. The ability of any stockholder to make a claim for rescission is subject to a one year statute of limitations.

12.	Please advise the Staff what analysis the Fund has conducted to assess the likelihood of shareholders asserting rescission claims and what conclusions the Fund has drawn given that analysis.

Response: In analyzing whether to conduct a rescission offer, the Fund considered the following: the fact that the purchasers of securities were provided with the Fund’s current financial statements at the time of sale, the Fund’s belief that rescission claims do not have merit, the cost of conducting a rescission offer, and the fact that “liabilities under the federal securities laws are not terminated merely because potentially liable persons make a registered rescission offer.” Steiger Tractor Co., No-action letter (avail. July 21, 1975).
All shareholders of the Fund received all of the information, including the financial information, relevant to their decision whether or not to purchase securities. Although the Fund did not file the required post-effective amendment to its Registration Statement within the time frame required by Section 10(a)(3), shareholders purchasing shares of the Fund’s common stock during the Applicable Period received the Fund’s current audited financial statements through a prospectus supplement, which was filed with the SEC via Rule 497. In addition, the consent of the Fund’s independent public accounting firm with respect to its report on the Fund’s audited financial statements as of June 30, 2013 was added to the Fund’s Registration Statement via a post-effective amendment. Despite the Fund’s technical violation of Section 10(a)(3), the fact that shareholders were provided with the Fund’s current audited financial statements ensured that no material misstatement or omission occurred as a result of the sales of the Fund’s shares of common stock

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

during the Applicable Period. Thus, the Fund does not believe any shareholder harm resulted from its technical violation of Section 10(a)(3).

The Fund also considered the fact that the existing continued demand for the Fund’s common stock demonstrates that despite the technical violation, investors are still seeking purchases of shares of the Fund’s common stock at the same value as the shares were sold previously and as the existing shareholders would receive through any rescission. The Fund ceased accepting sales of its common stock in September 2014. Since ceasing sales, the Fund has received numerous direct requests to purchase shares of common stock, once sales resume, at the same per share price paid by purchasers during the Applicable Period. The Fund has also had numerous conversations with broker dealers who have also had requests from their clients to purchase shares of the Fund’s common stock at the same price, once sales resume.

In addition to the assessed low likelihood of success of claims for rescission, the Fund has considered the costs the Fund would incur in conducting a rescission offer. The Fund believes that the legal and administrative costs of conducting a rescission offer substantially outweigh the benefit such an offer would provide to its shareholders. Additionally, because the Fund believes that the rescission claims would be meritless, the cost of conducting a rescission offer, which would be borne by the shareholders, would be unnecessary and could potentially constitute waste.

13.	Please advise the Staff whether the Fund plans to reach out to shareholders to advise them of any potential rescission rights.

Response: The Fund advises the Staff that, consistent with its plan not to conduct a rescission offer, the Fund does not plan to reach out to shareholders to advise them of potential rescission rights, given that such correspondence could be deemed to be a rescission offer.

14.	On page 50 of the Prospectus, please clarify whether the required repayment in the event of termination of the Expense Support Agreement would be in full or if repayment is in any way limited.

Response: The Fund has revised the disclosure accordingly.

15.	Please advise the Staff whether investment in zero-coupon securities is part of the Fund’s principal investment strategy.

Response: The Fund advises the Staff that investment in zero-coupon securities is not part of the Fund’s principal investment strategy.

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

16.
In the Statement of Additional Information, the Fund includes narrative disclosure and a table providing the amounts incurred under the Expense Support Agreement. Please add this disclosure to the Prospectus.

Response: The Fund has revised the disclosure accordingly.

Accounting Comments

17.
Footnote 9 to the Fees and Expenses Table regarding acquired fund fees and expenses states that incentive fees are excluded because they would not be payable assuming a 5.0%. Please explain why the exclusion of such fees is appropriate.

Response: The Fund has revised footnote 9 to the Fees and Expenses Table to read as follows:

Amount reflects the estimated annual asset management fees incurred indirectly by us in connection with our investment in CLOs during our first full year of operations, including asset management fees payable to the collateral managers of CLO equity tranches. This amount excludes certain fees and expenses, such as incentive fees due to the collateral managers of CLO equity tranches, which are uncertain and difficult to predict. Future fees and expenses may be substantially higher or lower because certain fees and expenses are based on the performance of the CLOs, which may fluctuate over time. As a result of such investments, our stockholders may be required to pay two levels of fees in connection with their investment in our shares, including fees payable under our Investment Advisory Agreement, and fees charged to us on such investments.

18.
The Fund’s name suggests that it invests in senior secured debt. Accordingly, please advise the Staff why, in light of the Fund’s investment in the equity tranches of CLOs, the Fund’s name is proper under Rule 35d-1 under the Investment Company Act of 1940.

Response: The Fund’s principal investment strategy is to gain exposure to senior secured loans, either directly or through purchasing pools of such loans. The Fund has adopted a policy to invest at least 80% of its assets in investments that provide it with exposure to senior secured loans. Currently, the Fund gains such exposure through CLOs. The Fund’s return characteristics will be driven by, and will be directly tied to, the underlying senior secured nature of the loans comprising such CLOs’ investment pools. Because the risk and return profile to which the Fund is exposed is that of the underlying senior secured loans comprising its investments, the Fund believes its name is appropriate and not misleading under Rule 35d-1 (as previously discussed with the Staff).

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

19.
In the Fund’s Annual Report on Form N-SAR, the Fund reported a material weakness in its internal controls. Please supplementally explain the events that occurred which required the Fund to report the material weakness.

Response: The Fund advises the Staff that, consistent with the Fund’s policy, the Fund’s investment portfolio is fair valued on a quarterly basis, and no less frequently as net asset value per share is computed. During the course of assessing fair values as of June 30, 2014, it was determined that controls were not operating effectively to ensure the consistent application of security valuation inputs and assumptions as prescribed by ASC 820, Fair Value Measurement. Specifically, ASC 820 requires inputs used in valuation techniques to reflect the assumptions that would be available to a market participant. The Fund did not consistently utilize assumptions observable to a market participant.  As such, the fair valuation procedures did not maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.  Upon the application of assumptions more observable by a market participant, the Fund’s management determined that the Fund had a material weakness in its internal controls over valuation.  The fair valuation of the Fund’s portfolio securities have been properly reported in accordance with ASC 820 in its annual report as of June 30, 2014.  The Fund further advises the Staff that the Fund’s management implemented changes to investment valuation procedures and controls to include a more formal approval process and the retention of an independent third-party valuation firm to assist in the fair valuation of the Fund’s portfolio, which the Fund’s audit committee has already approved.

20.
On the Statement of Assets and Liabilities, included in the Statement of Additional Information, please advise the Staff why the amount payable to the Administrator exceeds the total administrative expenses line in the Statement of Operations.

Response: The Fund advises the Staff that the amount listed as payable to Prospect Administration takes into account all outstanding liabilities, which includes amounts incurred prior to June 30, 2013, while the total administrative expenses listed in the Statement of Operations covers expenses incurred only during the fiscal year ended June 30, 2014.

21.	Please break out the amount owed to the Adviser into specific expenses.

Response: The Fund advises the Staff that the itemized information the Staff requests is detailed in Note 5 to the Fund’s audited financial statements. The Fund will undertake to provide a more detailed breakdown in the Notes to Financial Statements for future filings.

Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

22.    Please identify how the offering costs listed in the Statement of Assets and Liabilities relate to the amount owed to the Adviser.

Response: The Fund refers the Staff to its answer to Question 21 for an explanation of the relation between offering costs and the amount owed to the Adviser.

23.	In the Notes to the Financial Statements, please include disclosure consistent with the Staff guidance regarding recoupment of fees waived by or reimbursed by the Adviser.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that it is currently working on revising the Expense Support Agreement such that it will conform to the Staff guidance. The Fund will undertake to include disclosure to this effect in its future filings with the SEC. In the Fund’s future filings, the disclosure will state:

In addition, the Fund will only make reimbursement payments if its “operating expense ratio” is equal to or less than its operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of the Fund’s regular cash distributions to stockholders is equal to or greater than the annualized rate of its regular cash distributions to stockholders at the time the corresponding expense payment was incurred. No reimbursement will be paid to the Adviser more than three years after such corresponding expense payment was incurred.

24.	Please also include a tabular disclosure providing information on the amounts incurred under the Expense Support Agreement by quarter.

Response: The Fund acknowledges the Staff’s comment and, in future filings, will undertake to include disclosure stating per quarter (a) the amount of expense support payment obligation incurred, (b) the operating expense ratio as of the quarter end that the expense support payment obligation is incurred, (c) the annualized distribution rate as of the quarter end that the expense support payment obligation is incurred, and (d) the date through which the amounts are eligible for reimbursement.
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Asen Parachkevov, Esq.
Jeff Long
October 6, 2014

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management LLC
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC